October 27, 2005

VIA EDGAR

Securities and Exchange Commission
100 F. Street N.E..
Washington, DC   20549

Attention: Linda van Doorn, Senior Assistant Chief Accountant

RE:      American Church Mortgage Company
         Form 10-KSB for the year ended December 31, 2004
         File No. 33-87570

Ms. van Doorn:

     We are in receipt of the Securities and Exchange Commission's follow-up letter dated October 20, 2005 which requests that, if true, all future filings state that because the church bond's receivables are callable at any time by the issuer at par, that we disclose this as the reason why the fair value of the bonds is not in excess of the amortized cost.

     American Church Mortgage Company ("ACMC") agrees with the Securities and Exchange Commission's comment and will disclose in all future filings, if true, that all bonds in ACMC's portfolio are callable at anytime at par value and that because of this feature, the fair value of the bonds is not in excess of amortized cost. We have revised our Form S-11 registration statement, as amended to reflect this disclosure.

     Since no other requests for information or additional comments were requested in your letter, it is our understanding that all previous correspondence from the Securities and Exchange Commission and our responses have satisfied the Commission's requests for information and, that at this time no further correspondence regarding the valuation of our bond portfolio will be requested.

     Thank you for your assistance with this matter. If the Securities and Exchange Commission has any questions or needs any additional information, please contact me at (952) 252-0909.

Sincerely,



Philip J. Myers
President
American Church Mortgage Company


cc:  Steve J. Behrns
     Boulay, Heutmaker, Zibell & Co., P.L.L.P.
     Robert Telewicz


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